EXHIBIT 99.1

Innocoll Holdings plc Appoints Lesley Russell,
MBChB, MRCP, as Chief Medical Officer

ATHLONE, Ireland, April 20, 2016 (GLOBE NEWSWIRE) — Innocoll Holdings plc (Nasdaq:INNL), a global, specialty pharmaceutical company with late stage development programs targeting areas of significant unmet medical need, today announced that Lesley Russell, MBChB, MRCP, has been appointed chief medical officer. Dr. Russell will be responsible for managing all clinical development programs as well as medical and regulatory affairs for the company.

“Lesley’s background in drug development and regulatory experience at both emerging and established biopharmaceutical companies is an excellent fit for us as we progress toward commercialization. Her experience to further develop our programs and articulate them to the FDA will be a critical aspect of our success,” said Tony Zook, chief executive officer of Innocoll. “We expect that she will be a significant contributor to our anticipated label expansion and product life cycle plans for XARACOLL and COGENZIA, the COLLAGUARD clinical development plan, and future product candidates that we expect to emerge from our collagen drug formulation platform.”

Dr. Russell has extensive experience managing the development of pharmaceuticals and biologics across a wide range of therapeutic areas, dosage forms and formulations on a global scale. Most recently, she was chief operating officer and chief medical officer at TetraLogic Pharmaceuticals where she advanced the company’s lead candidate into Phase 2 clinical trials in parallel with the company’s initial public offering. Prior to this role, Dr. Russell held senior executive research and development positions at a number of biopharmaceutical companies including Teva Pharmaceuticals, Cephalon, Inc., and US Bioscience/Medimmune Oncology. In these roles, she managed staff responsible for a variety of functions including regulatory strategy development, clinical research, medical affairs and data management. She is a member of the boards of directors for AMAG Pharmaceuticals and Endocyte Pharmaceuticals. Dr. Russell obtained her medical degree from the University of Edinburgh, Scotland.

“Innocoll’s collagen platform has the potential to generate product candidates into the future beyond the two late-stage candidates that will complete Phase 3 studies this year and a third that will soon enter Phase 3 development,” said Dr. Russell. “I am looking forward to working with the team as the company advances through planned commercialization of its lead candidates and generates new candidates to sustain growth for the long-term.”

About Innocoll Holdings PLC

Innocoll is a global, commercial-stage, specialty pharmaceutical company that is dedicated to engineering better medicines to help patients get better. Our proprietary, biocompatible, and biodegradable collagen products are precision-engineered for targeted use. Applied locally to wound and/or surgery sites, they are designed to provide a range of benefits. The company's late stage product pipeline is focused on addressing a number of large unmet medical needs, including: XaraColL for the treatment of postoperative pain; INL-002, a gentamicin-collagen topical matrix for the adjuvant treatment of diabetic foot infections; and INL-003, a barrier for the prevention of post-surgical adhesions.

Our currently approved products include: COLLAGUARD® (ex-US), COLLATAMP® G, SEPTOCOLL® E, REGENEPRO®, COLLACARE®, COLLEXA®, and ZORPREVA®, some of which are sold globally through strategic partnerships, including those with Takeda, EUSA Pharma, Biomet 3i and Biomet.  All of our native collagen products—from extraction/purification of type-1 collagen through final delivery form—are manufactured at our certified, integrated plant in Saal, Germany.

For more information, please visit www.innocoll.com.

CollaRx®, Collatamp®, COLLAGUARD®, Collieva®, CollaCare®, Collexa®, COGENZIA® LidoColl®, LiquiColl®, and XARACOLL® are registered trademarks, and CollaPress™, DermaSil™, Durieva™, and Zorpreva™ are trademarks of the company.

Forward-looking Statements

Any statements in this press release about our future expectations, plans and prospects, including statements about the development of our product candidates and the timing, conduct, enrollment and outcome of our clinical studies, the availability of data from those studies, our ability to sell any approved products, and other statements containing the words "anticipate," "believe," "estimate," "expect," "intend," "goal," "may", "might," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development programs, future results, performance or achievements to differ significantly from those expressed or implied. Such risks and uncertainties include, among others, those related to the timing and costs involved in developing and commercializing our products and product candidates, the timing for clinical trials and results, delays in potential approvals by FDA, availability of data and results from such trials, timing and expectations for regulatory approvals, our ability to successfully manage the cost of goods sold in the event any of our products are approved for sales, our scientific approach and general development progress, the composition of our management supervisory board, the availability or commercial potential of our product candidates, the sufficiency of cash resources and need for additional financing, or other actions and factors discussed in the "Risk Factors" section of our Annual Report on Form 20-F for the year ended December 31, 2015, which is on file with the Securities and Exchange Commission. In addition, the forward- looking statements included in this presentation represent our views as of the date of this presentation. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-

looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this release.

Corporate:

Pepe Carmona

Chief Financial Officer

(215) 983-3362

pcarmona@innocoll.com

Jeannie Sorenson, M.D.

Vice President, Investor Relations

(314) 458-7355

jsorenson@innocoll.com